1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated July 7, 2006	4

FORWARD-LOOKING STATEMENTS

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: July 7, 2006	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

3

Exhibit 1.1

TOM Online to implement China Mobile’s new Monternet policies

(Beijing, July 7, 2006) - TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), China’s leading wireless Internet company, announced that it had received today a notice on policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform. The changes, which are to be implemented under the policy directives of China’s Ministry of Information Industry, aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet.

Key details of these new policies related to subscription services include:

•	Monthly trial period and double reminders for new subscriptions (July implementation) – For all subscription services (including SMS, MMS and WAP) on Monternet, CMCC will offer a one-month free trial period to new subscribers, where they will be given two reminders: the first at the time of service registration and the second at the end of the free trial period. For new users subscribing to services on or before the 20th day of any month, the content fee for the first month will be waived. For users subscribing after the 21st day of any month, content fees for that month and the following month will be waived. Implementation of this new service standard is expected to begin in July. Currently, CMCC sends one reminder immediately after the subscription is ordered and the free trial period is three to eleven days.

•	Existing user subscription reminders (August to September implementation) – From August to September, depending on provincial operators’ own work schedules, CMCC and its provincial subsidiaries plan to gradually send SMS reminders to existing WVAS subscribers about their subscriptions and fees being charged. Some provincial subsidiaries of CMCC including Guangdong Mobile, one of CMCC’s largest provincial subsidiaries, will not charge subscription fees to existing customers’ phone bills unless these customers reply to the reminders to confirm their subscriptions. In addition, it is expected that each provincial subsidiary of CMCC will begin to cancel existing WAP subscriptions which have been inactive for more than four months.

Although TOM Online is currently in the process of making a detailed assessment of the potential impact of these new policies on the Company’s wireless Internet business, it believes the impact will be negative and significant. Based on the Company’s current and preliminary assessment, it believes the new policies could impact its business in three key areas: 1) the new policies would likely reduce the effectiveness of the Company’s existing subscriber acquisition campaigns, 2) increased churn of monthly subscription base during the period of sending subscription reminders to existing users, and 3) based

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

on historical operating data, the new policies have the potential to shorten the Company’s average subscription duration (from when subscribers sign up for service to when they cancel) to less than the current range of about 3-months, due to the addition of a free trial period. TOM Online believes China Mobile’s new policies are aimed at creating a more regulated industry environment to lower customer complaints and increase user satisfaction. Although user subscriptions will be affected in the near term, the industry’s overall development is likely to benefit in the longer term.

During the Company’s June 12th 2006 conference call regarding the acquisition of Infomax, TOM Online made reference to the possibility of its business, excluding the Infomax acquisition, to be operating at a level 15% lower than the Company’s current operating levels due to potential policy changes by CMCC. TOM Online believes the actual policies changes announced today by CMCC (as highlighted above) could have an impact significantly more negative than previously considered.

It is TOM Online’s practice not to provide guidance past the current quarter. The Company is assessing and will continue to assess the impact of the new policies and their implementation on its business. At the latest, TOM Online will provide guidance for the 3rd quarter at its 2nd quarter results announcement in mid-August.

Wireless Internet revenues made up roughly 94% of TOM Online’s total revenues in the first quarter of 2006.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at March 31, 2006, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

Forward Looking Statements

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 - Key Information - Risk Factors” section of the Company’s 2005 annual report on Form 20-F as filed with the United States Securities and Exchange Commission.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 10 6528-3399 ext 6940

Mob: +86 139-118-95354

Skype: ricoinrio

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com